August 2, 2011

VIA EDGAR AND E-MAIL

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Att:  Sonia Gupta Barros,

Special Counsel

Re:                               Monarch Casino & Resort, Inc.

Form 10-K for the year ended December 31, 2010

Filed March 16, 2011

File No. 000-22088

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated July 19, 2011 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the Form 10-K for the year ended December 31, 2010 of Monarch Casino & Resort, Inc. (the “Company” or “we”)

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in “bold,” and the Company’s response immediately follows.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.  Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the applicable periodic filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 1. Business

Hotel, page 3

1.              In future Exchange Act periodic reports please expand your hotel occupancy disclosure in this section to disclose revenue per available room.

COMPANY RESPONSE TO COMMISSION COMMENT NO. 1:  We will modify in future filings as suggested to disclose revenue per available room.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.              We note that you currently maintain real estate parcels in locations adjacent to the Atlantis Casino Resort Spa.  To the extent material, please disclose in your future Exchange Act periodic reports any publicly disclosed expansion strategies.

COMPANY RESPONSE TO COMMISSION COMMENT NO. 2:  We acquired the parcels to allow for expansion or other future mixed use development should demand warrant; however, there are no publicly disclosed expansion strategies related to the parcels at this time.

Liquidity and Capital Resources, page 29

3.              We note that you had higher accounts payable and accrued expenses as of December 31, 2010 compared to 2009.  Please tell us the reasons for these increases and, to the extent material, provide similar disclosure in future Exchange Act periodic reports.

COMPANY RESPONSE TO COMMISSION COMMENT NO. 3:  The increase in accounts payable and accrued expenses as of December 31, 2010 compared to 2009 was primarily due to the timing of payments at December 31, 2010 compared to December 31, 2009 .  We will include a discussion of the reasons for any applicable material fluctuations in future Exchange Act periodic reports.

PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 25, 2011

Executive Compensation

Compensation Discussion and Analysis

Annual Cash Bonus Awards, page 20

4.              We note in your response to comment 1 in our letter dated June 15, 2009 that you planned to identify the EBITDA target that was in place for the prior fiscal year, which served as the quantitative basis for bonus compensation.  We were unable to locate such disclosure here.  Please advise.

COMPANY RESPONSE TO COMMISSION COMMENT NO. 4:  Our response to comment 1 in Commission’s June 15, 2009 letter did state that our plan was to disclose the EBITDA target for the prior year in the current year’s Compensation Discussion and Analysis.  The failure to include the EBITDA target in the above-referenced Proxy Statement was an oversight missed in our review of such filing.  We apologize for this oversight and reconfirm to the Commission that the applicable EBITDA target, or other material performance target, if any, will be provided in future Compensation Discussion and Analysis disclosures.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosures in the filing.  We further acknowledge that the Commission’s staff comments or changes to disclosures in response to their comments do not foreclose the Commission from taking any action with respect to the filing.  We know that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call the undersigned at (775) 335-4602.

Sincerely,

Ronald Rowan

Chief Financial Officer

Monarch Casino & Resort, Inc.

Cc:                               John Farahi, Co-Chairman of the Board and Chief Executive Officer

Ronald R. Zideck, Chairman, Audit Committee

Craig F. Sullivan, Chairman, Compensation Committee

Ed Koenig, Ernst & Young

Michael J. Bonner, Greenberg Traurig, LLP